NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES
New York Stock Exchange LLC (the Exchange or the NYSE) hereby notifies the SEC of its intention to remove the entire class of Common
Stock (the Common Stock) of W Holding Company,
Inc. (the Company) from listing and
registration on the Exchange at the opening of business on June 1, 2010, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the fact that on April 30, 2010, Westernbank Puerto Rico, the
Company?s wholly-owned commercial bank and primary operating subsidiary, was closed by the Office of the Commissioner of Financial
Institutions of the Commonwealth of Puerto Rico, which appointed the Federal Deposit Insurance
Corporation (FDIC) as receiver. To protect the depositors, the FDIC entered into a purchase and assumption agreement with Banco Popular de
Puerto Rico, San Juan, Puerto Rico, to assume all of the deposits of Westernbank Puerto Rico.

1. The Exchange's Listed Company Manual, Section
802.01D states, in part, that the Exchange is not limited by the criteria set forth in that section.
Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria. Other factors which may lead to a company?s delisting include: Reduction in Operating Assets and/or
Scope of Operations the operating assets have been or are to be substantially reduced such as by sale, lease, spin off, distribution, discontinuance, abandonment, destruction, condemnation, seizure or expropriation, or the company has ceased to be an operating company or discontinued a substantial portion of its operations or business for any reason whatsoever and whether or not any of the foregoing results from action by the company, related parties or persons unrelated to the company.

2. The Exchange, on May 3, 2010, determined that the
Common Stock of the Company should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on May 3, 2010.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the open and at the close of the trading session on May 3, 2010 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination.

On May 4, 2010, the Company stated in its Form 8-K that it does not intend to contest the suspension or delisting.